SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH October 15, 2009

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM maintain leadership in both domestic and international markets for September

São Paulo, October 15, 2009 – (BOVESPA: TAMM4, NYSE:TAM) ANAC, the National Civil Aviation Agency [Agência Nacional de Aviação Civil] released its operational data today for the month of September, 2009.

As we had predicted, the domestic market was strongly stimulated during the month of September as a result of the competitive dynamic. In this environment, we observed a growth of 8.6% in our domestic demand, while domestic supply grew by 7.4% compared with the same period in 2008. With this, our load factor increased by 0.8 p.p. compared to September 2008 and presented a strong recovery of 2.6 percent compared to August of 2009, reaching 65.4% . In September, industry demand grew 29.9%, while supply increased 19.9% . Our domestic market share (RPK) was 44.1% for the period.

The competitive scenario for September impacted our domestic yield for the quarter, so that it declined between 5 and 10% compared to the second quarter of 2009. As of the first weeks into October, we observed a slight tariff recovery in comparison to the previous month.

In the international market we achieved a growth of 15.0% in demand compared with the same period in 2008, while the growth in supply stood at 21.4% . Our market share for September was 87.3% . The international load factor was 76.1%, remaining 2.4 percent above the market average, which was 73.7% .

In the international market, which is already showing greater rationality and a stronger recovery, we estimate an increase between 10 and 15% in the yield in dollars for the third quarter, compared with the preceding quarter.

See the operational data for September below:

Operating data	September	September	Var. %	August	Var. %
	2009	2008	YoY	2009	MoM

Domestic Market
ASK (millions) – Supply	3,165	2,948	7.4%	3,140	0.8%
RPK (millions) – Demand	2,070	1,906	8.6%	1,972	5.0%
Load Factor	65.4%	64.6%	0.8 p.p.	62.80%	2.6 p.p.
Market share	44.1%	52.8%	-8.7 p.p.	43.80%	0.3 p.p.

International Market
ASK (millions) – Supply	2,015	1,660	21.4%	2,131	-5.4%
RPK (millions) – Demand	1,534	1,334	15.0%	1,570	-2.3%
Load Factor	76.1%	80.4%	-4.3 p.p.	73.70%	2.4 p.p.
Market share	87.3%	82.1%	5.2 p.p.	89.40%	-2.1 p.p.

Operating data	Jan-Aug-2009	Jan-Aug-2008	Var. %

Domestic Market
ASK (millions) – Supply	28,617	26,083	9.7%
RPK (millions) – Demand	18,373	18,040	1.9%
Load Factor	64.2%	69.2%	-5 p.p
Market share	46.4%	50.3%	-3.9 p.p.

International Market
ASK (millions) – Supply	18,683	15,231	22.7%
RPK (millions) – Demand	13,411	11,716	14.5%
Load Factor	71.8%	76.9%	-5.1 p.p.
Market share	86.8%	72.4%	14.4 p.p.

Investor Relations:	Press Agency Contact:
Phone: (55) (11) 5582-9715	Media Relations
Fax: (55) (11) 5582-8149	www.tam.com.br
invest@tam.com.br	www.taminforma.com.br
www.tam.com.br/ir	MVL Comunicação
Phone: (55) (11) 3594-0328
equipetam@mvl.com.br

About TAM (www.tam.com.br):
We have been the leader in the Brazilian domestic market for more than four years, and held a 44.1% domestic market share and 87.3% international market share at the end of September 2009. TAM operates regular flights to 42 destinations throughout Brazil. It serves 79 different cities in the domestic market through regional alliances. Operations abroad include our flights to 17 destinations in the United States, Europe and South America: New York , Miami and Orlando (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires (Argentina), Cochabamba and Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay), Montevideo (Uruguay), Caracas (Venezuela) and Lima (Peru). We have code-share agreements that make possible the sharing of seats on flights with international airlines, enabling passengers to travel to 64 other destinations in the U.S., Europe and South America. We were the first Brazilian airline company to launch a loyalty program. Currently, the program has over 6.1 million subscribers and has awarded more than 8.5 million tickets.

Forward-looking statements:
This notice may contain forward-looking statements. These estimates merely reflect the expectations of the Company’s management, and involve risks and uncertainties. The Company is not responsible for investment operations or decisions taken based on information contained in this release. These estimates are subject to changes without prior notice.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 15, 2009

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.